UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 7

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

GENERAL

The second paragraph on the cover page of the Offer and Circular and the third paragraph under the heading “ADDITIONAL NOTICE TO UNITED STATES SHAREHOLDERS AND OTHER SHAREHOLDERS OUTSIDE CANADA” are hereby deleted in their entirety.

The following sentence is hereby added to the penultimate paragraph on the cover page of the Offer and Circular:

Neither the Offeror nor any of its affiliates intends to make any such purchases during the period of the Offer.

The third sentence in the paragraph beneath “INFORMATION CONCERNING AUGUSTA” and in the second paragraph in the section entitled “SUMMARY on page 1 of the Offer and Circular are hereby deleted and replaced with the following sentence:

Although the Offeror has no knowledge that would indicate that any information or statements contained in this Offer and Circular concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its respective directors or officers has verified the accuracy or completeness of such information or statements or determined whether there has been any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror.

The third sentence in the second paragraph in the section entitled “CIRCULAR” on page 26 of the Offer and Circular is hereby deleted in its entirety.

The third sentences of each of the second paragraph on page 14 and clause (g) on page 13 of the Letter of Transmittal are hereby deleted in their entirety and replaced with the following sentence:

The Offeror reserves the right to reject any and all deposits that it determines not to be in proper form.

ITEM 1. SUMMARY TERM SHEET.

The first two sentences of the paragraph on page (v) of the Offer and Circular under the heading “Will I be able to withdraw previously tendered Augusta Shares?” are hereby deleted in their entirety and replaced with the following:

Yes. You may withdraw Augusta Shares previously tendered by you (i) at any time before Augusta Shares deposited under the Offer are taken up by the Offeror under the Offer (including during any Subsequent Offering Period), (ii) if your Augusta Shares have not been paid for by the Offeror within three business days after having been taken up, and (iii) at any time before the expiration of 10 days from the date upon which notices of change or variation in the Offer are communicated, as described in Section 8 of the Offer, “Withdrawal of Deposited Augusta Shares”.

The paragraph on page 5 of the Offer and Circular under the heading “Take-Up and Payment for Deposited Augusta Shares” is hereby amended and restated as follows:

If all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will promptly take up Augusta Shares validly deposited under the Offer and not properly withdrawn (which take up, in accordance with Canadian requirements, is also required to occur not later than ten days following the Expiry Time). The Offeror will pay for Augusta Shares taken up as soon as possible thereafter (which payment, in accordance with applicable Canadian requirements, is also required to occur not later than three business days after the relevant Augusta Shares have been taken up).

The first sentence of the first paragraph under the heading “Take-Up of and Payment for Deposited Augusta Shares” on page 20 of the Offer and Circular is hereby deleted and replaced with the following:

Upon the terms and subject to the conditions of the Offer (including the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will promptly take up Augusta Shares validly deposited under the Offer and not properly withdrawn (which take up, in accordance with Canadian requirements, is also required to occur not later than ten days following the Expiry Time). The Offeror will pay for Augusta Shares taken up as soon as possible thereafter (which payment, in accordance with applicable Canadian requirements, is also required to occur not later than three business days after the relevant Augusta Shares have been taken up).

ITEM 4. TERMS OF THE TRANSACTION.

The final paragraph on page 18 of the Offer and Circular is hereby amended and restated as follows:

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time prior to the first take up of, and payment for, Augusta Shares under the Offer, regardless of the circumstances giving rise to such assertion. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in its reasonable discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise or assert any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be (i) asserted at any time and from time to time by the Offeror prior to the first take up of, and payment for, Augusta Shares under the Offer or (ii) waived, subject to the notice obligations described below. The Offer is not subject to the approval of the Offeror’s shareholders and is not subject to any financing or due diligence conditions. If the Offeror waives any of the foregoing conditions, it will extend the expiration date of the Offer, if necessary, so that the Offer will remain open for at least 10 days following such waiver. See Section 5 of the Offer, “Extension, Variation or Change of the Offer”.

The following paragraph is hereby added before the final paragraph on page 21 of the Offer and Circular:

Any withdrawals occurring after the Expiry Time by or on behalf of the depositing Augusta Shareholder of Augusta Shares that have not been taken up will not alter the conditions to the Offer, which will have been satisfied or waived prior to that time.

The second paragraph under the heading “Other Terms of the Offer” on page 24 of the Offer and Circular is hereby amended by adding the following sentence to the end of the paragraph:

Nothing in the Offer or the Letter of Transmittal shall limit the jurisdiction of a court of competent jurisdiction as to all questions of, and challenges regarding, interpretation and application of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

The third sentence of the first paragraph under the heading “Summary Comparison of Material Differences Between the By-Laws of the Offeror and Augusta” on page 42 of the Offer and Circular is hereby deleted and replaced with the following sentence:

The following is a summary of the material differences between the rights of shareholders of the Offeror and Augusta, as governed by the by-laws of the Offeror and Augusta, respectively.

The following paragraphs are hereby added beneath the first complete paragraph on page 51 of the Offer and Circular:

In connection with a Compulsory Acquisition, the Offeror will (x) register the Compulsory Acquisition Shares under Section 5 of the Securities Act or (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802 under the Securities Act (“Rule 802”).

In connection with a Subsequent Acquisition Transaction, the Offeror will (x) register the Subsequent Acquisition Transaction Securities under Section 5 of Securities Act, (y) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 802, if available, or (z) rely on the exemption from the registration requirements of Section 5 of the Securities Act provided by Section 3(a)(10) of the Securities Act if it conducts a Subsequent Acquisition Transaction pursuant to a court-approved plan of arrangement under the CBCA.

The first sentence of the first paragraph under “21. U.S. Federal Income Tax Considerations” on page 63 of the Offer and Circular is hereby deleted and replaced with the following sentence:

The following discussion, subject to the limitations and conditions set forth herein, addresses material U.S. federal income tax consequences of exchanging Augusta Shares for Hudbay Shares pursuant to the Offer.

The third and fourth sentences of the first paragraph under the heading “Consequences of Exchanging Augusta Shares for Hudbay Shares Pursuant to the Offer” on page 64 are hereby deleted in their entirety and replaced with the following:

Whether or not the exchange will be considered part of a reorganization within the meaning of Section 368(a) of the Code is, however, uncertain. Such a determination will depend on a number of factors, including the number of Augusta Shares that are tendered as part of the Offer, whether any holders receive a cash payment as a result of exercising their Dissent Rights and the source of any such payment, whether a Compulsory Acquisition or Subsequent Acquisition Transaction occurs and the amount and type of consideration that is used in any such Compulsory Acquisition or Subsequent Acquisition Transaction. Many of these facts and circumstances will only become known after the Expiry Date or at such later date at which the Offeror may pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction. The

following discussion therefore provides a description of the U.S. federal income tax consequences of the alternative consequences of the Offer if it is or is not a reorganization.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Part (a) of Item 5 of the Schedule TO is hereby amended to delete the phrase “, to the best knowledge of Hudbay,”.

The following sentence is hereby added to the end of the second paragraph on page 31 of the Offer and Circular:

Mr. Clausen did not subsequently contact Mr. Garofalo, and from December 12, 2013 until the commencement of the Offer, no negotiations or discussions occurred between the Offeror and Augusta, or their respective representatives, regarding a potential negotiated transaction.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The first sentence of the fifth paragraph on page 48 of the Offer and Circular is hereby amended and restated as follows:

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror under Section 206 of the CBCA, the full text of which is attached as Schedule “A” to this Circular.

The first sentence of the second paragraph under the heading “Compelled Acquisition” on page 49 of the Offer and Circular is hereby amended and restated as follows:

The foregoing is a summary only of the right of Compelled Acquisition that may be available to an Augusta Shareholder under Section 206.1 of the CBCA, the full text of which is attached as Schedule “A” to this Circular.

ITEM 10. FINANCIAL STATEMENTS.

The following line item is hereby added to that certain table “Summary of Historical Financial Information of the Offeror” on page 37 of the Offer and Circular beneath the existing line item “Loss per share (basic and diluted)”:

	As at September 30		Year ended December 31
	2013	2012	2012	2011
Ratio of earnings to fixed charges	(9.4)	—	(3.6)	—

The following line items are hereby added to that certain table “Summary of Historical Financial Information of the Offeror” on page 37 of the Offer and Circular beneath the existing line item “Property, plant and equipment”:

Current assets	1,070.5	1,727.9	1,527.7	1,038.0

Non-current assets	2,615.2	1,721.1	1,948.8	1,414.4

The following line item is hereby added to that certain table “Summary of Historical Financial Information of the Offeror” on page 37 of the Offer and Circular beneath the existing line item “Total liabilities and equity”:

Book value per share	9.5	10.2	9.6	10.5

The following line item is hereby added to that certain table “Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror” on page 38 of the Offer and Circular beneath the existing line item “Loss per share (basic and diluted)”:

	Nine months ended September 30	Year ended December 31
Ratio of earnings to fixed charges	(12.4)	5.2

The following line item is hereby added to that certain table “Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror” on page 38 of the Offer and Circular beneath the existing line item “Property, plant and equipment”:

Current assets	1,062.6	—

Non-current assets	3,253.5	—

The following line item is hereby added to that certain table “Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror” on page 38 of the Offer and Circular beneath the existing line item “Total liabilities and equity”:

Book value per share	9.5	—

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

By:	/s/Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary

Dated:  March 6, 2014

EXHIBIT INDEX

(a)(1)(i)                               Offer and Circular dated February 10, 2014.*

(a)(1)(ii)                            Form of Letter of Transmittal.*

(a)(1)(iii)                         Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)                        Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                           Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                        Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)                     Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)                  Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                        Newspaper advertisement dated February 11, 2014.*

(a)(1)(x)                           Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                        Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)                     Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)                  Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)                 Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)                    Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)                 Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)              The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)           Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)                 Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)                    Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)     Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)    Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)           Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)          Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)             Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

*                 Previously filed.

**          Incorporated by reference.